SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934

                       Chiquita Brands International, Inc.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    170032106
                                    ---------
                                 (CUSIP Number)

                               Juan Carlos Fabrega
                            Executive Vice President
                    Consolidated Fruit Corporation (BVI) Ltd.
                              Avenida Federico Boyd
                                     No. 431
                                   Panama City
                                     Panama
                                 (507) 270-0015
                                 --------------
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 With a Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                February 20, 2001
                                -----------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.240.13d-1(g), check the following box |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Consolidated Fruit Corporation (BVI) Ltd.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          00

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

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6         Citizenship or Place of Organization:  British Virgin Islands

--------------------------------------------------------------------------------
                        7      Sole Voting Power          6,585,850*
 NUMBER OF
   SHARES               --------------------------------------------------------
BENEFICIALLY            8      Shared Voting Power                0
  OWNED BY
    EACH                --------------------------------------------------------
 REPORTING              9      Sole Dispositive Power     6,585,850*
  PERSON
   WITH                 --------------------------------------------------------
                        10     Shared Dispositive Power           0

                        --------------------------------------------------------
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          6,585,850*

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   9.89%*

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

------------------------
* Does not include 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership.

              This Amendment No. 4 (this "Fourth Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 27, 1999 (the "Schedule 13D") by Consolidated Fruit Corporation (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands ("CFC"), the Schedule 13D/A filed with the SEC on May 1, 2000 (the "First Amendment"), the Schedule 13D/A filed with the SEC on October 23, 2000 (the "Second Amendment"), and the Schedule 13D/A filed with the SEC on November 1, 2000 (the "Third Amendment"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Chiquita Common Stock"), of Chiquita Brands International, Inc., a New Jersey corporation (the "Issuer"). Capitalized terms used in this Fourth Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as amended by the First Amendment, the Second Amendment and the Third Amendment.

Item 4.  Purpose of the Transaction

              Item 4 is hereby amended by adding the following paragraph to the end thereof:

              Based upon the public announcement by the Issuer on January 16, 2001 of its intention to suspend all upcoming payments when due with respect to its public debt as well as its intention to restructure its balance sheet (which CFC believes will adversely affect the current holders of common equity, including CFC), CFC has engaged the investment banking firm of Gordian Group, L.P. ("Gordian") in order to explore a possible business combination or other strategic transaction with the Issuer in order to preserve and maximize the Issuer's value. Gordian is a New York-based investment bank with a national practice in providing advisory and transactional services in complex and/or financially distressed situations.

              A copy of the press release issued by CFC relating to the foregoing is attached hereto as Exhibit A and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit A Press Release issued by CFC on February 20, 2001.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2001

                                                 CONSOLIDATED FRUIT
                                                 CORPORATION (BVI) LTD.


                                              By:   /s/ Juan Carlos Fabrega
                                                 -------------------------------
                                                 Name:  Juan Carlos Fabrega
                                                 Title: Executive Vice President

                                  EXHIBIT INDEX

Exhibit A       Press Release issued by CFC on February 20, 2001.

Press Release

Consolidated Fruit Corporation Retains Gordian Group, L.P. to Explore Possible Transactions with Chiquita

Panama City and New York, February 20, 2001 - Consolidated Fruit Corporation
(BVI) Ltd. announced today that it has retained Gordian Group, L.P. in order to explore a possible business combination or other strategic transaction with Chiquita Brands International, Inc. (NYSE: CQB) in order to preserve and maximize Chiquita's value. Consolidated Fruit Corporation currently owns approximately 9.9% of the outstanding common stock of Chiquita. On January 16, 2001, Chiquita announced its intention to effect a financial restructuring, including a proposal to restructure its publicly held debt.

Consolidated Fruit Corporation is a corporation organized under the laws of the British Virgin Islands with its corporate headquarters located in Panama City, Panama. It has been formed by the Banistmo Capital Market Group Inc., ELPV and Daza Corporation. These companies together have extensive knowledge and expertise in the fresh fruit and vegetable production and distribution business.

Gordian Group is a New York-based investment bank with a national practice in providing advisory and transactional services in complex and/or financially distressed situations. Gordian Group has a strrong, established track record of successfully and creatively completing a wide range of engagements on behalf of corporations, government agencies, financial institutions, law firms and other entities.

For further information, please contact Peter Kaufman, Henry Owsley or Lydia Yang at Gordian Group at (212) 486-3600.